UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. _)


                         World Waste Technologies, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   981517-10-5
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Laird Q. Cagan
                     c/o Cagan McAfee Capital Partners, LLC
                        10600 N. De Anza Blvd, Suite 250
                               Cupertino, CA 95014

                                 with a copy to:

                             Lawrence Schnapp, Esq.
                                  Troy & Gould
                       1801 Century Park East, 16th Floor
                          Los Angeles, California 90067
                                 (310) 553-4441
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 24, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.



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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















































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--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:  Laird Q. Cagan
    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
    OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States of America
---------------------------------------------- -------- ------------------------
                  Number of          7        Sole Voting Power
                    Shares                    2,086,170
                 Beneficially     -------- -------------------------------------
                Owned by Each        8        Shared Voting Power
                  Reporting                   0
                 Person with      -------- -------------------------------------
                                     9        Sole Dispositive Power
                                              2,086,170
                                  -------- -------------------------------------
                                     10       Shared Dispositive Power
                                              0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,086,170
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    9.8%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

    IN
--- ----------------------------------------------------------------------------














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
ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, $0.001 par value ("Common Stock"), of World Waste Technologies, Inc., a California corporation (the "Company"). The principal executive office of the Company is located at 13520 Evening Creek Drive, Suite 130, San Diego, California 92128.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Laird Q. Cagan.

         (b) Mr. Cagan's business address is c/o Cagan McAfee Capital Partners, LLC, 10600 N. De Anza Blvd., Suite 250, Cupertino, CA 95014.

         (c) Mr. Cagan's principal occupation is Managing Director of Cagan McAfee Capital Partners, LLC at the address listed in (b) above.

         (d)-(e) During the last five years, Mr. Cagan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Cagan being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Cagan is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 4 below, to the extent it relates to the source of funds used in connection with the transactions described in such
Item 4 is incorporated herein by reference.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         On August 24, 2004, a newly formed wholly owned subsidiary of Voice Powered Technology International, Inc., a California corporation ("VPTI"), merged with and into World Waste Technologies, Inc., a California corporation ("WWT"). As a result of this merger (the "Merger"), WWT became a wholly owned subsidiary of VPTI and VPTI changed its name to "World Waste Technologies, Inc." The Merger occurred pursuant to an Agreement and Plan of Reorganization dated as of March 25, 2004, as amended on August 24, 2004 (the "Merger Agreement") by and among VPTI, V-CO Acquisition, Inc. and WWT. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and 2.2. The Merger Agreement is incorporated herein by reference.

         Immediately prior to the Merger, VPTI had 92,970,027 outstanding shares of common stock and no outstanding shares of preferred stock. Prior to the Merger, VPTI implemented a 1 -for -60 reverse split of common stock by amending and restating its articles of incorporation (the "Reverse Split"). After taking into account the Reverse Split and the amendment to the articles of incorporation, the total number of shares that VPTI is authorized to issue was changed from 119,500,000 to 110,000,000, comprised of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The amended articles of



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
incorporation also eliminated the various classes of preferred stock in order to allow the Board of Directors the flexibility to set new classes, series, and other terms and conditions.

         Pursuant to the Merger, VPTI, after taking into account the Reverse Split, issued (i) 20,063,706 shares of its common stock in exchange for all of the outstanding capital stock of WWT (which capital stock included 1,193,500 shares of common stock issued upon the conversion of all of WWT's outstanding promissory notes and 2,245,206 shares of common stock of WWT issued by WWT pursuant to a private placement, in each case prior to the Merger) and (ii) warrants to purchase an additional 1,067,021 shares of its common stock in exchange for warrants to purchase common stock of WWT. The total issued and outstanding shares of VPTI's common stock totals 21,263,706 shares after giving effect to the Merger (assuming that none of the outstanding warrants are exercised). If all 1,067,021 warrants to purchase VPTI's common stock are exercised, the total issued and outstanding shares of VPTI's common stock would then total 22,330,727.

         The share exchange ratio in the Merger was determined through arms'-length negotiations between VPTI and WWT.

         Other than securities of the Company that Mr. Cagan may purchase on the open market from time to time or as set forth in Item 5, he does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Based upon 21,263,706 shares of Company common stock outstanding on or about August 24, 2004, Mr. Cagan beneficially owns 2,086,170 shares of Company common stock, representing 9.8% of the outstanding common stock, of which:

         (1) 1,585,000 shares are beneficially owned directly by Mr. Cagan of which Mr. Cagan has the sole power to dispose and power to vote;

         (2) 200,000 shares are beneficially owned by Mr. Cagan as the trustee for trusts for the benefit of his daughters of which Mr. Cagan has the sole power to dispose and power to vote; and

         (3) 301,170 shares underlie warrants that are exercisable within 60 days of the date hereof and are beneficially owned directly by Mr. Cagan of which Mr. Cagan has the sole power to dispose and power to vote.

         (c) On August 18, 2004 Mr. Cagan gifted 215,000 shares to several charities.

         Items (d)-(e). Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Merger Agreement, to the best knowledge of Mr. Cagan there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cagan and any other person, with respect to any


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
securities of the Company, including, but not limited to, transferor voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1 Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.

Exhibit 2.2 Amendment No. 1 dated August 24, 2004 to Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.













































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
                                    Signature

         After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 2004


                                            /s/ Laird Q. Cagan
                                            ------------------------------------
                                            Laird Q. Cagan













































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
                                  EXHIBIT INDEX

Exhibit  Description
-------- -----------------------------------------------------------------------

2.1 Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.
2.2 Amendment No. 1 dated August 24, 2004 to Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.















































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